

March 26, 2013

<u>Via E-mail</u>
Stephen Russell
Chief Executive Officer
Celadon Group, Inc.
9503 East 33rd Street
Indianapolis, IN 46235

      Re: **Celadon Group, Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2012
             Filed September 7, 2012
             File No. 001-34533

Dear Mr. Russell:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Signatures, page 57</u>

1. In future filings, please revise to have your principal accounting officer or controller sign in his individual capacity as such in the second signature block.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3642 with any questions.

                                Sincerely,

                                /s/ Loan Lauren P. Nguyen

                                Loan Lauren P. Nguyen
                                Special Counsel